John L. Reizian
Vice President and Associate General Counsel
The Lincoln National Life Insurance Company
350 Church Street
Hartford, CT 06103-1105
Telephone: (860) 466-1539
Facsimile:  (860) 466-2550
John.Reizian@LFG.com

VIA EDGAR

August 1, 2011

Ms. Allison White
Senior Counsel
U. S. Securities and Exchange Commission
100 F Street, N. E.
Washington, DC  20549-0506

Re:         Lincoln Life Flexible Premium Variable Life Account S (the “Account”)
The Lincoln National Life Insurance Company (“Lincoln”)
File No. 333-125790; 811-09241; CIK: 0001080299
Post-Effective Amendment No. 11, Form N-6, Rule 485(a)

Dear Ms. White:

This is in response to our conversation regarding the filing referenced above.  I have provided under separate cover a clean copy and a blacklined version of the rider containing the revisions for your review.  Below are the responses to your comments in the order in which they received.

1.	Please describe to staff why this rider would not be available on all policies.

Response: This rider would not be available in states that have not approved the rider for use.

2.	Provide numerical examples for each Enhancement Option chosen.

Response: Per your request, we have incorporated a sample policy and have provided hypothetical examples.

3.	Per your request the last paragraph of the rider has been shown in bold.

4.           Please explain to staff, if any, the downside to selecting this rider.

Response:  As this rider is an enhancement to the policy, there would be no downside to selecting it.

5.           Please disclose if there any tax consequences.

Response:  We have added a sentence at the end of the rider highlighting the possible impact on the Death Benefit due to Section 7702 of the Internal Revenue Code.

6.	Please provide the Reinsurance Agreement(s) for this product or confirm the reference on the Part C is accurate.

Response:  It has been confirmed the reference on the Part C is accurate and we will remove “Form of”.

Should you have any questions regarding this filing, please feel free to contact me at (860) 466-1539.

Sincerely,

/s/ John L. Reizian

John L. Reizian
Vice President and Associate General Counsel